Exhibit 99.1

REPORT UNDER

NATIONAL INSTRUMENT 52-102

Report of voting results

To the securities regulatory authorities of each of the Provinces and Territories of Canada

In accordance with section 11.3 of NI 51-102 – Continuous Disclosure Obligations, the following sets out the voting results obtained at the annual meeting of Unitholders of CENTRAL GOLDTRUST (the “Trust”) held on April 24, 2014.

1.	Election of Directors

Each of the nominees listed in the Information Circular was elected as a Trustee of the Trust. Individual Trustee results are set out below.

Nominee	FOR	% FOR	WITHHELD	% WITHHELD
Brian E. Felske	12,440,822	92.5%	1,009,113	7.5%
Glenn C. Fox	12,447,057	92.5%	1,002,878	7.5%
Bruce D. Heagle	12,459,902	92.6%	990,033	7.4%
Ian M.T. McAvity	12,395,380	92.2%	1,054,555	7.8%
Michael A. Parente	12,404,642	92.2%	1,045,293	7.8%
Jason A. Schwandt	12,463,925	92.7%	986,010	7.3%
J. C. Stefan Spicer	12,416,102	92.3%	1,033,833	7.7%

2.	Appointment of Auditors

Ernst & Young LLP was appointed as auditors of the Trust.

FOR	% FOR	WITHHELD	% WITHHELD
13,289,018	98.8%	160,917	1.2%

Dated this 28th day of April, 2014

“John S. Elder”

Name:	John S. Elder
Title:	Secretary
CENTRAL GOLDTRUST